Filed by Navios Maritime Partners L.P.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Navios Maritime Acquisition Corporation

Commission File No.: 001-34104

Date: August 27, 2021

The following materials were posted by Navios Maritime Partners L.P. to its website (available at: http://navios-mlp.irwebpage.com/ir.html):

Navios Maritime Partners L.P. (NYSE:NMM) Merger of Navios Partners with Navios Acquisition Investor Presentation August 2021

Forward-Looking Statements This presentation contains forward-looking statements relating to the proposed transaction involving Navios Maritime Partners L.P. (“NMM”, “Navios Partners”) and Navios Maritime Acquisition Corporation (“NNA”, “Navios Acquisition”), including statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NMM’s future success. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are usually identified by the use of words such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of management of NMM and NNA as well as assumptions made by and information currently available to NMM and NNA. Such statements reflect the current views of NMM and NNA with respect to future events and are subject to known and unknown risks, including business, economic and competitive risks, uncertainties, contingencies and assumptions about NMM and NNA, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with customers or other parties resulting from the announcement or completion of the proposed transaction, (iv) possible disruptions from the proposed transaction that could harm NMM and NNA’s respective businesses, including current plans and operations, (v) unexpected costs, charges or expenses resulting from the proposed transaction, (vi) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected cost savings and other benefits expected from the proposed transaction will not be realized or will not be realized within the expected time period, and (vii) the unknown future impact of the COVID-19 pandemic NMM and NNA’s operations or operating expenses. More details about these and other risks that may impact NMM and NNA’s respective businesses are described under the heading “Risk Factors” in the reports NMM and NNA file with or furnish to the Securities and Exchange Commission (SEC), including their respective Annual Reports on Form 20-F and Reports on Form 6-K, which are available on the SEC’s website at www.sec.gov. NMM and NNA caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NMM and NNA do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. Navios Partners makes no prediction or statement about the performance of its common units.

Important Information This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, NMM will file a registration statement and a related prospectus with the SEC pursuant to which the issuance of the common units of NMM in the proposed transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the NMM common units and the transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Navios Partners and Navios Acquisition, without charge, at the SEC’s Web site (www.sec.gov).    3

Strategic Combination Overview

Today's Presenters



Angeliki Frangou
Executive Chairwoman & CEO



Stratos Desypris
CFO



George Achniotis
EVP – Business Development

	NMM	NNA	Pro Forma NMM
Vessel Count (fully delivered fleet)	98	45	**143**
Weighted Average Fleet Age (*DWT*)	9.9 yrs	9.5 yrs	**9.8 yrs**
Total Fleet Size (*DWT;TEU*)	6.7 million dwt; 215,222 TEU	5.4 million dwt	**12.1 million dwt; 215,222 TEU**
Fleet Mix (*Dry Bulk / Containerships / Tankers*)	55 / 43 / 0	0 / 0 / 45	**55 / 43 / 45**
Vessel Values[(1)] ($mm)	$3,300	$920	**$4,220**
Enterprise Value[(2)] (*$mm*)	$1,273.4	$935.7	**$2,234.8**
Equity Market Cap[(2)] (*$mm*)	$730.3	$36.5	**$822.5**
Contracted Revenue (*$mm*)	$1,137	$466	**$1,603**
Available days	31,390	16,244	**47,634**
% of days fixed (2022)	36.9%	22.1%	**31.9%**
% of days open/index (2022)	63.1%	77.9%	**68.1%**

Source: Public company disclosure, Navios Management.
(1) Approximate charter-free fleet values based upon average publicly available valuations derived from VesselsValue and Clarksons' Research as of Aug 20, 2021.
(2) Based on fully diluted shares outstanding as of 8/24/21. Pro forma assumes exchange ratio of 0.1275x for shares not owned by NMM post private placement and NSM Loan conversion.

4

Transaction Summary

Navios Maritime Partners L.P. ("NMM") + Navios Maritime Acquisition Corp. ("NNA")
Combining in a unit-for-stock merger creating a diversified marine transportation company exceeding $4.0 billion in asset value

Merger	▪ NNA will merge with a subsidiary of NMM in a tax-free unit-for-stock transaction ▪ NNA shareholders will receive for each NNA share held 0.1275 units in NMM (implied value of $3.40 per NNA share based on NMM's August 24 closing price) – 65% premium to NNA's August 24 closing price – 18% premium to NNA's 60-day VWAP
Ship Mortgage Notes Refinanced	▪ $397.5 million Ship Mortgage Notes of NNA due November 2021 ("Notes") outstanding ▪ NNA has funded discharge of Notes using proceeds of: – $150 million cash equity contribution received from NMM in exchange for new NNA shares ($3.40 per share) – ~ $290 million of new secured debt financing from leading European commercial banks • All outstanding Notes to be redeemed at par on September 25
Manager Support	▪ Navios Shipmanagement Holdings Corporation ("NSM") released all of the collateral securing its loan to NNA ▪ NSM surrendered option to convert loan into equity of NNA's subsidiary, Navios Midstream ▪ $30 million of NSM loan to be cancelled for new NNA shares ($3.40 per share), (to be exchanged for NMM units in the merger)
Management & Governance	▪ Combined company will be led by NMM's Chairwoman and Chief Executive Officer, Angeliki Frangou ▪ NMM will retain existing Board of Directors (seven directors, a majority independent)
Path to Closing	▪ Transaction has been unanimously approved by a Special Committee of NNA and the Conflicts Committee of NMM and by both Boards ▪ Merger expected to be completed in Q4 2021 after clearance of registration statement and NNA shareholder vote ▪ Majority vote required; NMM will vote its newly issued shares (representing 62% ownership) for the merger ▪ NMM provided $45 million interim working capital facility to NNA

Source: Navios Management.

5

Compelling Rationale for Consolidation

NMM's approach for NNA is well-timed, value-enhancing for all equity holders
Diversification mitigates segment volatility

Strength in Scale **Resiliency in Diversification**	▪ Largest US-listed fleet of 140+ vessels – ~ One-third of the fleet in each of the three segments: 55 dry bulk / 43 containerships / 45 tankers – 3 segments / 15 vessel types / 10+ end markets served ▪ Diversification benefits include: – mitigating individual segment volatility – positioning to leverage fundamentals across sectors – balance sheet flexibility and capital allocation options – more predictable entity-level returns to unitholders despite potentially uneven segment performance ▪ Combination eliminates duplicative corporate costs ▪ Balanced portfolio promotes attractive fleet renewal - irrespective of segment conditions
Opportunistic Acquisition of Tanker Company Offers Unitholders Upside	▪ Short to medium-term recovery in oil demand is expected – driving attractive tanker market fundamentals ▪ Acquiring NNA's fleet (while deleveraging its balance sheet) provides a unique opportunity – En-bloc transaction for a large diversified tanker fleet – Fleet has proven operating performance – Attractive acquisition reflects current tanker market duress – significant upside in asset values and earnings ▪ Prior opportunistic acquisition of Navios Maritime Containers L.P. ("NMCI") demonstrated benefits of diversification – NMM stock price appreciated 301% since NMCI acquisition announcement – Containership assets values have increased over ~2.6x (1) in 2021
Attractive Investment Platform for Broader Group of Investors	▪ Combination facilitates a revaluation of the platform ▪ Diversified platform attractive to a broader set of investors seeking exposure to global economy ▪ Low leverage for the combined entity of ~35% LTV (2) provides financial flexibility and collateral buffer ▪ Positive fundamentals in dry and containers and a bullish medium-term tanker outlook ▪ Rationale for combination of NNA and NMM further simplifies the Navios Group structure

Source: Navios Management, CapIQ, public company disclosure.
(1) Average asset value increase for the assets classes owned by NMM since the beginning of 2021 per CRSL database.
(2) Approximate charter-free fleet values based upon average publicly available valuations derived from VesselsValue and Clarksons' Research as of Aug 20, 2021.

6

Diversification Across Sectors Mitigates Industry Cyclicality

Pro forma NMM platform will deliver broad exposure to the global economy



"New" NMM will be differentiated by industry leading scale, diversified sector exposure and optimized chartering strategy

- NMM will become #1 largest US-listed shipping company by vessel count
- Balanced exposure to "core" shipping segments mitigates normal industry cyclicality
- Optimized and flexible chartering strategy to leverage fundamentals across sectors
  - Contract coverage facilitates opportunistic beta
  - Allows NMM to dynamically reposition and pivot from position of strength



~$1.6 billion pipeline of contracted revenue
Dry Bulk
Containership
Tanker
7%
29%
64%
32%
68%
2022 Contracted Days
2022 Spot / Index-Linked days

Broad counterparty exposure & leverage to global economy

GLENCORE, BHP, أرامكو aramco, COSCO SHIPPING 中远海运集装箱运输有限公司 COSCO SHIPPING LINES CO., LTD., LDC. Louis Dreyfus Company, Cargill, KOCH, MAERSK, HMM, VALE, EVERGREEN, Chevron, Shell, CMA CGM, Hapag-Lloyd



NMM uniquely delivers balanced sector exposure and enhanced scale
143
135
131
128
118
94
94
68
72
NMM
ATCO
STNG
SBLK
CMRE
GOGL
INSW
FRO
SFL
Dry
Container
Tanker

Source: Navios Management and public company disclosure.

7

#1 US Publicly-Listed Shipping    Company(1) #6 Global Publicly-listed Shipping Company(1) tra-Handymax Vessels 0.3 million dwt Vessels4 Vessels 50 TEU2,000-3,400 TEU 50 TEU10,851 TEU 2 Chemical Tankers Chemical Tankers 25,000 dwt 88 8

Potential Tanker Market Recovery Offers Value Upside â–ª Economic recovery expected in travel – segments with high oil demand – Q4 2021 oil demand expected to return to 2019 demand – Oil demand is expected to grow 5.9% (5.4 mb/d) in 2021 over 2020 â–ª Historically low VLCC orderbook + aging fleet – Few new orders given uncertainty over environmental regulations related to propulsion systems – 105 vessels (12.4% of VLCCs) will be 20+ years of age(1) in 2022 (~2 X VLCC 21-22 orderbook) â–ª 67 VLCCs (9.1% of VLCCs) required to service Chinese refinery expansion(2) Global Oil Demand (2014-2021) (mb/d) VLCC Orderbook vs Age Profile China Refinery Expansion (mb/d)        Global Oil Demand (2014-2021) (mb/d) VLCC Orderbook vs Age Profile China Refinery Expansion (mb/d) (# of vessels) + ~275 mb + ~265 mb oror 34 VLCCs33 VLCCs 99.3 99.799.4 98.298.1105 96.320.7 95.394.7 93.193.6 91.1 5220+ years19.7 VLCCs in 2022 2021-2022 Orderbook Fleet20212022 Source: Clarksons, IEA July 2021. (1)Average VLCC scrapping age since 2008 = 20.7 years. (2)Assuming 90 day VLCC round trip from Atlantic. 9 9

Strong Pro Forma Balance Sheet     35% Pro Forma Combined LTVLender Support with Global Reach (in $ million)$4,220 $920 NNA NMM $1,472$3,300 $670 $802 Debt Balance (1)Vessel Values (2) Staggered Debt Maturity Profile (in $ million) $225 $167$95 NNA NMM$69 $105 $84$84$82 $61 $41$130$42$34 $98 $20 $43$44$42$48 $20 2021202220232024202520262027+ Source: Navios Partners Management, Capital IQ, FactSet, public company disclosure. (1)NNA debt is pro forma for the buyback of $152mm ship mortgage notes in Q3 2021, transaction related adjustments, including $150mm private placement, refinancing of Ship Mortgage Notes, of $291mm in new bank debt, and $42mm in other bank debt repayments. Debt figure excludes remaining pro forma NSM loan of $33mm. (2)Approximate charter-free fleet values based upon average publicly available valuations derived from VesselsValue and Clarksons’ Research as of Aug 20, 2021.    10

Significant Revenue Upside from Larger More Diverse Fleet

Fleet Assumptions

Vessel Type	Available Days	Open / Index Days	Current Rates
Capesize	7,208	6,470	$50,662
Kamsarmax / Panamax	9,217	8,930	$33,633
Ultramax / Handymax	1,460	1,430	$37,249
10,000 TEU	730	-	-
8,200 TEU	730	117	$125,500
6,800 TEU	1,825	-	-
4,250 TEU	7,665	1,878	$96,000
3,500 TEU	1,095	526	$90,000
2,750 TEU	1,460	441	$75,000
VLCC	4,199	1,983	$19,000
LR1	3,650	3,453	$14,750
MR2	6,570	5,463	$11,750
MR1	1,095	1027	$10,250
Chemical	730	730	$13,000
Total	**47,634**	**32,448**	

2022 Illustrative Combined Revenue – Current Rates

($ billions)



$0.4
$1.1
$1.5
Fixed Revenue
Open/Index Revenue
Total Revenue

TCE/day	$28,735	$34,812	$32,875

Source: Clarksons and Navios Partners Management.
Note: Drybulk rates: Current rate BDI Spot rates as of August 25, 2021. Containerships: Current rate = Clarksons' 6-12 months TC rate as of August 20, 2021. Tanker rates: Clarksons' 1 YR. TC rates as of August 20, 2021.

11

Pro Forma NMM Fleet Renewal and Expansion YTD

Fleet Update

- 83 vessels on the water acquired
  - 45 tankers, 32 containerships; six dry bulk vessels
- 13 newbuilding vessels to be delivered
  - Six containerships; seven dry bulk vessels
- 7 vessels agreed to be sold (average age ~13.7 years) for $108.1 million
  - Five containerships; two dry bulk vessels

89 vessels (165%) added YTD 2021

✓ ~330% increase in containerships

✓ 37% increase in dry bulk fleet capacity

✓ Entry in crude and product tankers segments

Reduction in average age of fleet

✓ 25% decrease in containerships

✓ 18% decrease in dry bulk fleet

Number of Vessels



Dry Bulk Vessels
Containerships
Tankers
165%
54
10
44
98
43
55
143
45
43
55
Vessels 12/31/2020
Current Fleet
Proforma Fleet

Note: All metrics pro forma for the acquisition of NNA.
Source: Public company disclosure

12

Market Update: Dry Bulk Demand Up; Minimal Supply Growth     Higher Trade Growth in 2H21 vs 1H21Minimal Dry Bulk Fleet Growth (M DWT) (MT) +69 MT +9.0%21.9 843 +33 MT774 +5.4% 63515.5 602 13.4 +12 MT10.4 +4.5% 272284 GrainCoalIron Ore1H212H211H222H22 1H212H21Actual DeliveriesProjected Deliveries â–ªDemand for iron ore, coal and grain in 2H2021 forecast to outpace H1â–ª2021 Net Fleet Growth of 3.3% is expected to be 13% lower than 2020 2021 by 114 MT or 7.0%and will only be 1.2% in 2022 â–ª2H2021 demand growth is led by iron ore which is forecast to grow byâ–ªExpected deliveries for 2H21 are 15.5 M DWT 69 MT or 9.0% â–ªOrderbook of 5.8% is one of the lowest on record(1); less than the 8.8% â–ª Coal and grain are forecast to give a further 45 MT boost to 2H2021of the fleet that are scrapping candidates (2002 = 20 years of age or demandolder) â–ªSeasonal shipments of coal and bauxite in 4Q21 should add to tonâ–ª2022 Expected deliveries: 23.8 M DWT after 5% non-deliveries miles Source: Clarksons DBTO June 2021, Clarksons Research. (1)Orderbook of 5.8% of existing fleet DWT as of 7/12/21 (lowest recorded: 5.6% on 7/1/21). 13 13

Market Update: Dry Bulk Orderbook for 2021 and Beyond     M DWT# Vessels ActualProjectedNon-Delivery % ActualProjectedNon-Delivery % 2021 Jun YTD21.924.09%2462564% 202048.955.612%48956714% 201941.642.42%4434430% 201828.534.317%30137319% 201738.558.134%46373738% 201647.392.749%5671,13650% 201549.285.142%6571,10440% 201448.275.136%61698738% Orderbook (By Year of Delivery) as of Jan 1, 2021 70 Non-deliveriesBefore non-delivery 60 5012%6.7 Orderbook of 5.8%—one of the 40lowest on record(1) 30 48.938.8Expected 2021 net fleet growth 20~ 3.3%* 15.91.1 10Expected 2022 net fleet growth 2020202120222023+~ 1.2%* 0 On 1/1/2021 Source: Clarksons Orderbook as of 7/12/21: 54.0 M DW; 2021 = 17.3 M DWT; 2022 = 25.1 M DWT; 2023+ = 11.6 M DWT. Note: Clarksons DBTO Jun 2021; Expected net fleet growth 2021: 37.4 MDWT delivered (4% non-del), 7.7 MDWT removed. (1) Orderbook of 5.8% of existing fleet DWT as of 7/12/21 (lowest recorded: 5.6% on 7/1/21). 1414 14

Market Update: Favorable Supply and Demand Fundamentals     Drive Containership Rates Higher â–ª Containership demand growth of 6.3% in 2021 and 3.8% in 2022 expected to exceed supply as pent up demand, restocking and increases in consumer demand for goods support increasing traded containerized cargo volumes â–ª Containership supply is limited through 2022 â–ª In order to meet demand Liners are scrambling to get empties back to Far East for reloading â–ª Global box volumes were up 14% YoY during Jan-Apr 2021 (+7% vs 2019) following a 6% rise in 4Q20 â–ª Port congestion, due to the Covid-19 outbreak in Yantian and after effects of the Suez Canal blockage earlier, have led to logistical delays as vessels in ports increased by 7% in June 2021 over late August 2020 â–ª All rates rose at different times led by China to Europe freight rates (522% increase from $1,084/TEU in Oct 2020 to $6,741/TEU in Jul 2021) and China/Santos which rose 1,790% ($500/TEU in July 2020 to $9,449/TEU in Jul 2021) Demand vs Net Fleet Growth 2021 – 2022Spot Freight Rates (ex-Shanghai) $10,000 China/Eur China/USWC DemandNet Fleet Growth$9,000 China/USECChina/Lagos $8,000 China/Santos $7,000 $6,000 $5,000 $4,000 6.3%$3,000 4.5%3.8%$2,000 2.6%$1,000 $0 20212022 Source: Alphaliner 2021-24, Clarksons. 1515

Market Update: Strong GDP Growth & Global Oil Demand in 2021     â–ª Stronger GDP Growth in 50 years projected for 2021; – World GDP to grow by 6.0% â–ªEconomic recovery propelled by vaccines support a rebound in oil demand – World oil demand is expected to rebound by 5.4 mb/d (5.9%) in 2021 â–ªOECD oil inventories decreased steadily since August 2020 and stood below the 5 year average from Feb to June 2021 â–ªUS economic recovery, with GDP growth of 6.4% led by the recent stimulus package, more re-openings and the vaccine roll out, will strongly contribute to global oil demand recovery Global Oil Demand (2014-2021) (mb/d) 40-Year Global Oil Demand and GDP Growth 99.399.799.4 98.298.1World GDP (IMF)Oil Demand (IEA) 95.3 96.394.710 93.193.69 91.18 year)7 6 on5 4 2014 2015 2016 2017 201820192020P 1Q21 2Q21 3Q21 4Q21(year3 2 1 OECD Commercial Inventories (difference to 5-yr avg) change0%-1 258 253 254 247-2 203 175-3 150 129-4 3053 53-5 -6 -7 -28-11-8 -58-58 -88 -90 -102-9 1-10 20 20 20 20 20 20 20 2020 2020 20 21 2 21 21 21 21 — — — ——— — — — Jan Feb Mar Apr May Jun Jul AugSep OctNov Dec Jan Feb Mar Apr May Jun Source: International Energy Agency July 2021, IMF April 2021. 1616    16

Market Update: China Growing Crude Consumption     China: World’s Largest Crude ImporterChinese Crude Oil Imports (2009 – 2021) 1414 10% CAGR Jan ‘09 to Jun ‘21 1212 MBPDmbpd 1010 8 8 6 6 4 4 US gross crude oil imports (mbpd) 2 2 China gross crude oil imports (mbpd) 0 0 2010 2011 2012 20132014 2015 20162017 2018 2019 2020 2021 Chinese Per Capita Oil Consumption = 3.7 barrels per year Per Capita Ratios (Others vs China):If China consumption grows to:mbpd consumption VLCCs to serve demand (1) US/China5.3xUS per capita+60.5+2,721 Europe/China2.3xEurope per capita+18.5+833 World/China1.1xWorld per capita+2.1+95 Source: EIA, JODI, TDM, BP Statistical Review 2020, US Census, BP Energy Outlook. (1) Assuming 90 days VLCC roundtrip and all additional crude is imported by sea.17 17                17

Market Update: Atlantic Production to Serve Refinery Additions in the East

- Between 2013 and 2020 total US and Brazilian crude oil exports increased by 4.0 mb/d. In spite of the pandemic, total crude exports from these two countries averaged 4.5 mb/d for 2020 and are averaging 4.1 mb/d through May 2021
- About 55% of US and Brazilian crude exports have gone to refineries of East of Suez, particularly China and India in 2020 and 2021 YTD
- By 2026, over 30% of Asian crude oil imports will be sourced from the Atlantic Basin, increasing voyage length as Asian countries depend on imports for 82% of the crude consumed (an increase from importing 77% of needs in 2019)
- Refinery capacity expansions will require significant increase in the VLCC fleet. Current additions will raise China's capacity to 19.7 mbpd in 2021 which translates to an additional 275(1) million barrels of crude oil which would require 34 VLCCs(2)

US + Brazil Crude Exports to World / East of Suez (mbpd)



US+Brazil to East of Suez
US+Brazil to ROW
0
1
2
3
4
5
2013
2014
2015
2016
2017
2018
2019
2020
2021 May

China Production vs Total Refinery Intake (mbpd)



Production
Supply Gap
0
2
4
6
8
10
12
14
16
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21

Refinery Capacity Increase in China Requires Significant Increase in VLCC Fleet(3)



2021
2022
2023
19.7
20.7
21.2
Mbpd
13
14
15
16
17
18
19
20
21
22

+ ~275 Mb	+ 34 VLCCs
+ ~265 Mb	+ 33 VLCCs
+ ~131 Mb	+ 16 VLCCs

Source: Clarksons, BP, IEA (incl MTOMR Mar 2020), TDM, JODI, EIA.
(1) Additional crude needed based on 2016 utilization rate of 78% and 350 operating days.
(2) Assuming 90-day VLCC round trip.
(3) Based on 2019 capacity; 34 VLCCs needed for 2021 refinery expansions; 33 VLCCs for 2022 expansions.

18

Closing Remarks Transaction creates the largest US publicly-listed shipping platform with over 140 vessels diversified across 3 core segments, servicing more than 10 end markets Scaled and diversified operations with trades across several vessel sizes and end markets mitigate idiosyncratic segment volatility Combination allows significant financial flexibility with modest leverage ratios and a large collateral value base for refinancing debt maturities    19

www.navios-mlp.com    20